UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                                 April 29, 2003

                              Forbes Medi-Tech Inc.
                          (Commission File No. 0-30076)

                           200-750 West Pender Street
                   Vancouver, British Columbia, Canada V6C 2T8
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                         Form 40-F
                    -------                                -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                    No     X
              -------                                -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________

                                  Exhibit Index
                                  -------------

        Exhibit No.              Description
        -----------              -----------

        1.    Press Release -04/29/03

        2.    Material Change Report -04/29/03



                                 April 29, 2003


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Forbes Medi-Tech Inc.


Date: April 29, 2003
                                  By:  /s/ Charles A. Butt
                                  ----------------------------------------------
                                  Charles A. Butt
                                  President & CEO

Forbes Medi-Tech Inc.
"Developing Nutraceuticals & Pharmaceuticals from Nature"
For Immediate Release

          Forbes Medi-Tech Sells AD & ADD Technology for US$1.9 Million

Vancouver, British Columbia -April 29, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) announces that it has sold its pharmaceutical fine chemicals business which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD). This divestiture marks another milestone in the Company's corporate restructuring mission that was implemented in mid-2002.

Forbes will receive gross proceeds of US$1.9 million for the sale. The Company received a US$200,000 deposit upon initiation of due diligence by the buyer. The due diligence has been completed and the buyer is now committed to concluding the sale by making a payment of US$750,000 in May 2003 and a final payment of US$950,000 in December 2003. The buyer is a large multi-national pharmaceutical company. This initiative is in line with Forbes streamlined focus on new drug development targeted toward cardiovascular disease and commitment to the Company's revenue generating nutraceutical business.

"Completion of this sale will result in an immediate infusion of cash into the Company and will free resources essential for tapping into our extensive product pipelines which have shown promising potential for further development," said Charles Butt, President, CEO Forbes Medi-Tech. "We are very pleased to be in a position to now focus on our real core competency in drug discovery and early stage drug development".

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles A. Butt
President & CEO

                                      ###

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company's business, which statements can be identified by the use of forward-looking terminology such as "commitment", "to be", "will be", "upon", "further", "expected", "now", "targeted", "potential" or the negative thereof or any other variations thereon or comparable terminology referring to future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for performance of buyers; the ability of the buyer to complete the sale and fulfill its contractual obligations; the risk of technical obsolescence; the need for regulatory approval, which may be withdrawn or not be obtained in a timely matter or at all; the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; the ability of buyers to fulfill health claims of their products; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change. The Company does not assume any obligation to update any statement contained in this News Release.

                                                                BRITISH COLUMBIA
                                                                         ONTARIO


                             FORM 53-901F / FORM 27

                                 SECURITIES ACT


                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
             OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES
                RULES (BRITISH COLUMBIA) AND SECTION 75(2) OF THE
                            SECURITIES ACT (ONTARIO).


ITEM 1.   REPORTING ISSUER

          Forbes Medi-Tech Inc.
          Suite 200 - 750 West Pender Street
          Vancouver, BC
          V6C 2T8

          Telephone:  (604) 689-5899


ITEM 2.   DATE OF MATERIAL CHANGE

          April 28, 2003


ITEM 3.   PRESS RELEASE

          April 29, 2003 - Vancouver, British Columbia


ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Forbes Medi-Tech Inc. ("Forbes" or the "Company") has sold its pharmaceutical fine chemicals business which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for gross proceeds of US $1.9 million.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Forbes has sold its pharmaceutical fine chemicals business which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD). This divestiture marks another milestone in the Company's corporate restructuring mission that was implemented in mid-2002.

          Forbes will receive gross proceeds of US$1.9 million for the sale. The Company received a US$200,000 deposit upon initiation of due diligence by the buyer. The due diligence has been completed and the buyer is now committed to concluding the sale by making a payment of US$750,000 in May 2003 and a final payment of US$950,000 in December 2003. The buyer is a large multi-national pharmaceutical company, whose name is being withheld for competitive reasons. This initiative is in line with Forbes' streamlined focus on new drug development targeted toward cardiovascular disease and commitment to the Company's revenue generating nutraceutical business.

          Completion of this sale will result in an immediate infusion of cash into the Company and will free resources essential for tapping into the Company's product pipelines which have shown promising potential for further development. The Company is in a position to now focus on its real core competency in drug discovery and early stage drug development.

          Included in the technology sold to the buyer is technology which was originally licensed to Forbes by the University of British Columbia ("UBC") in 1995. In order to facilitate the sale by Forbes, UBC will assign the licensed technology to the Company in consideration for the issuance to UBC of the 25,000 common shares of the Company which are otherwise issuable to UBC under the license, plus an amount of cash which, when added to the deemed value of the common shares issued, will equal US$83,000. The Company has recently paid UBC a total of US$8,700 in combined cash and 2,650 common shares at a deemed value of CDN $1,632.40, leaving a balance to be paid to UBC on receipt of the final payment on closing of the sale of the technology, in combined cash and shares, of US $74,300. The deemed value of the 22,350 common shares which remain to be issued on closing will be based on the market price of the Company's common shares at such time, to a maximum value of US$37,150.

          The Company may pay finders' fees to third parties in connection with the sale transaction of up to 10% of the gross sale price received by the Company.


ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 75(3) OF THE SECURITIES ACT (ONTARIO)

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.


ITEM 8.   SENIOR OFFICER

          Name:                   Mr. Charles Butt
          Title:                  President & CEO
          Phone No.:              (604) 689-5899


ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.


April 29, 2003                         Per:     (signed) "Charles Butt"
-----------------------                     ------------------------------------
Date                                        Signature

                                       Charles Butt
                                       -----------------------------------------
                                       Name of Officer

                                       President & CEO
                                       -----------------------------------------
                                       Title of Officer

                                       Vancouver, British Columbia
                                       -----------------------------------------
                                       Place